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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For November 28, 2006


                        International Uranium Corporation
                 (Translation of registrant's name into English)


Suite 2101-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]             Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]             No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               International Uranium Corporation
                                               ---------------------------------
                                                        (Registrant)



Date: November 28, 2006                         By:  /s/  Ron F. Hochstein
      -----------------                              ---------------------
                                             Ron F. Hochstein, President and CEO



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                                  EXHIBIT INDEX


Exhibit Number        Description
--------------        -----------
    1                 Press Release dated November 28, 2006 IUC Merger with
                      Denison Receives Court Approval


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[IUC LOGO]                                     INTERNATIONAL URANIUM CORPORATION
                                           Suite 2101 -- 885 West Georgia Street
                                                           Vancouver, BC V6C 3E8
                                                               Tel. 604-689-7842
                                                               Fax. 604-689-4250
                                                             www.intluranium.com




PRESS RELEASE


                 IUC MERGER WITH DENISON RECEIVES COURT APPROVAL

VANCOUVER, BC... NOVEMBER 28, 2006 (IUC:TSX)... INTERNATIONAL URANIUM CORPORATION ("IUC" or the "Company") is pleased to announce that Denison Mines Inc. ("Denison") has received approval from the Ontario Superior Court of Justice to its merger with IUC. The merger is expected to close on or about December 1, 2006. The Toronto Stock Exchange has advised that within three trading days after closing the IUC shares will commence trading as Denison Mines Ltd. under the symbol "DML".

Upon closing, holders of Denison common shares will exchange each one of their Denison common shares for 2.88 IUC common shares. IUC shareholders will continue to hold their existing number of common shares.

The merger of IUC and Denison will create a growth oriented and diversified uranium producer with estimated combined annual production of approximately 5 million pounds U3O8 by 2010 and a strong financial position with approximately Cdn$118 million in working capital.

The combined company will be positioned as the premier North American uranium intermediate producer, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the combined company will have ownership interests in two of the four operating uranium mills in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions will uniquely position the combined company for growth and development into the future.

The combined company will also have a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the combined company will have one of the largest uranium exploration teams among intermediate uranium companies.

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Denison and IUC and with respect to the anticipated business of the combined company upon the combination of Denison and IUC.

Cautionary Statements:

Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison's and IUC's properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

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Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison and IUC to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms;
the businesses of Denison and IUC not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Denison/IUC transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis of each of Denison and IUC, the current Annual Information Form of Denison filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC's Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of each of Denison and IUC has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The estimates of the annual production rate in 2010 contained in this press release are based on the commencement of production from the Midwest deposit by 2010.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Denison nor IUC undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. This news release uses the terms "Historic mineral deposits" for mineralization defined before the adoption of Canadian National Instrument 43-101 for reporting on mineral resources. The company is in the process of having NI 43-101 reports prepared by an independent consultant. All investors are advised that such terms are not recognized by Canadian and United States regulatory authorities. Readers should refer to the respective Annual Information Forms of Denison and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of Denison and IUC since January 1, 2006 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Denison and IUC.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES: This news release uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MEASURED OR INDICATED MINERAL RESOURCES WILL EVER BE CONVERTED INTO MINERAL RESERVES. UNITED STATES INVESTORS ARE ALSO CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF AN INFERRED MINERAL RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

On behalf of the Board,

Ron F. Hochstein
President and Chief Executive Officer






For further information, please contact Sophia Shane, Corporate Communications, at 604-689-7842.